Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Erik Knettel / Andrea Costa
Zintel Public Relations	Global Consulting Group
matthew.zintel@zintelpr.com	aladdin@hfgcg.com
310.574.8888	646.284.9400

FOR IMMEDIATE RELEASE

Aladdin Shareholder Meeting Scheduled for December 27th

CHICAGO, December 20, 2007 - Aladdin Knowledge Systems (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced that the general meeting of Aladdin Knowledge Systems Ltd. (the "Company") which was scheduled for December 20, 2007 was adjourned to December 27, 2007 at the same location and time.

The adjournment was made in accordance with article 32 of the articles of association of the Company and pursuant to the provisions of section 74 of the Israeli Companies Law, 1999. A copy of the proxy statement which has been sent to the Company's shareholders was attached to the Form 6-K filed by the Company with the SEC on November 13, 2007.

The Company hereby clarifies that the directors and officers insurance referred to under Proposal VI of the proxy statement provides for $25 million of insurance coverage and the annual premium paid with respect to such insurance policy was $248,900 for the period beginning in September 2007 and ending in September 2008.

About Aladdin

Aladdin Knowledge Systems' Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world's #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2007 Aladdin Knowledge Systems, Ltd. All rights reserved. Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.